Exhibit 99.1

GW Pharmaceuticals plc Reports 2014 Third Quarter Financial Results

-Conference Call Today at 8:00 a.m. ET, 1:00 p.m. BST-

London, UK, 6 August 2014: GW Pharmaceuticals plc (NASDAQ: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announces financial results for the third quarter and nine months ended 30 June 2014.

RECENT OPERATIONAL HIGHLIGHTS

•	Follow-on offering of American Depositary Shares (“ADSs”) on the NASDAQ Global Market closed in June 2014 raising total net proceeds after expenses of approximately $118 million (£69.5 million)

•	Advancement of Epidiolex® (Cannabidiol or CBD) childhood epilepsy program:
o	U.S. Food and Drug Administration (FDA) Authorized Physician-Led Expanded Access Program
▪	Treatment effect data on initial patient cohort released in June 2014 with data showing promising signals of efficacy and safety
▪	Number of children suffering from intractable epilepsy syndromes authorized for treatment with Epidiolex by FDA increased to approximately 395
▪	Approximately 100 children now receiving treatment with Epidiolex in the U.S. at 6 hospital sites
▪	Treatment data on additional cohort of patients to be released H2 2014
o	Dravet syndrome development program
▪	Orphan Drug Designation, Fast Track Designation granted and Investigational New Drug Application (IND) opened with the FDA for Epidiolex in the treatment of Dravet Syndrome.
▪	Phase 2/3 Dravet syndrome trial protocol finalized and on track to commence H2 2014
▪	Additional Phase 3 Dravet syndrome trial on track to commence early 2015
o	Lennox-Gastaut syndrome (LGS) development program
▪	Orphan Drug Designation granted by FDA in the treatment of LGS
▪	FDA comments received on proposed Phase 3 trial protocols
▪	Phase 3 trials on track to commence early 2015
o	State Programs
▪	Initiatives announced with States of Georgia and New York to collaborate with GW on state-based Epidiolex clinical trials in epilepsy

•	Sativex® program developments:
o	Fast Track designation granted by FDA for Sativex in the treatment of chronic cancer pain in patients with advanced cancer who have failed to respond adequately to optimized opioid therapy
o	Initial top-line Phase 3 cancer pain data on track for release towards the end of 2014. Data intended to lead to a New Drug Application (NDA) filing with the FDA in the U.S.

o	Special Protocol Assessment (SPA) ongoing with the FDA for proposed Sativex Phase 3 trial in the treatment of Multiple Sclerosis (MS) spasticity

•	Significant additional on-going clinical trial activity for cannabinoid pipeline product candidates:
o	Advancement of Cannabidivarin (CBDV) epilepsy program with a Phase 2 trial expected to commence at end of 2014/early 2015
o	Phase 2a trial of GWP42003 for the treatment of ulcerative colitis recruitment complete - data expected H2 2014
o	Phase 2b 12-week randomized, double blind, placebo controlled trial of GWP42004 in type-2 diabetes commenced in March 2014 with expected completion in H2 2015
o	Phase 2a trial of GWP42003 for the treatment of schizophrenia commenced in March 2014 with expected completion in H2 2015
o	Phase 1b/2a trial of GWP42002:GWP42003 in the treatment of glioma ongoing with safety data on an initial cohort due in 2014

FINANCIAL HIGHLIGHTS

•	Revenue for the three months ended 30 June 2014 of £7.6 million ($13.0 million) compared to £7.3 million for the three months ended 30 June 2013.

•	Loss for the three months ended 30 June 2014 of £6.9 million ($11.9 million) compared to a loss of £2.0 million for the three months ended 30 June 2013. The increased loss primarily reflects the planned increase in GW funded R&D in order to fund the development of Epidiolex and other pipeline candidates.

•	Cash and cash equivalents at 30 June 2014 of £168.3 million ($287.8 million) compared to £38.1 million as at 30 September 2013.

“During the third quarter GW announced important initial data on Epidiolex which provides promising signals of efficacy in children with treatment-resistant epilepsy, including patients with Dravet syndrome. Our preparations for Phase 3 clinical trials in both Dravet and Lennox-Gastaut syndromes are advancing rapidly and we look forward to the start of the first pivotal placebo-controlled trial in the second half of this year. The funds raised this quarter in the follow-on offering will not only allow GW to complete these development programs but also to commence pre-launch activities in the United States and build-up of inventory in readiness for future launch,” stated Justin Gover, GW’s Chief Executive Officer. “In parallel with GW’s Epidiolex program, we are also progressing towards the conclusion of our U.S. Phase 3 cancer pain trials for Sativex and look forward to reporting initial top-line data from the first trial around the end of 2014. Finally, we continue to make strong progress across our cannabinoid pipeline, which continues to yield interesting new product candidates in a wide variety of therapeutic areas.”

Conference Call and Webcast Information

GW Pharmaceuticals will host a conference call and webcast to discuss the 2014 third quarter financial results today at 8:00 a.m. ET / 1:00 p.m. BST. To participate in the conference call, please dial 877-407-8133 (toll free from the U.S. and Canada), or 0800-756-3429 (toll free from the UK) or 201-689-8040 (international). Investors may also access a live audio webcast of the call via the investor relations section of the Company’s website at http://www.gwpharm.com. A replay of the call will also be available through the GW website shortly after the call and will remain available for 30 days. Replay Numbers: (toll free):1-877-660-6853, (international):1-201-612-7415. For both dial-in numbers please use conference ID #13588034.

Investor R&D Day and Conference Activity

GW Pharmaceuticals anticipates hosting a research and development day in New York City on 14 October. Further details will be forthcoming nearer the date. In addition, GW expects to present at the following bank-sponsored investor conferences: Goldman Sachs Biotech Symposium in London on 5 September, Morgan Stanley Global Healthcare Conference in New York City on 8-9 September and the Bank of America Merrill Lynch Global Healthcare Conference in London on 17 September.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000
Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000
Robert Stanislaro (U.S.)	212 850 5657

Trout Group, LLC (U.S. investor relations)
Todd James / Chad Rubin	646 378 2900

GW Pharmaceuticals plc

(“GW” or “the Company” or “the Group”)

2014 Third Quarter Financial Results

OPERATIONAL OVERVIEW

GW Overview

GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. In 15 years of operations, GW has established a world leading position in the development of plant-derived cannabinoid therapeutics through its proven drug discovery and development platform, a robust intellectual property portfolio and its regulatory and manufacturing expertise.

GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis (MS) in 26 countries outside the United States (U.S.). GW is also evaluating Sativex in a Phase 3 program for the treatment of cancer pain intended to support the submission of a New Drug Application (NDA) for Sativex in cancer pain with the U.S. Food and Drug Administration (FDA) and in other markets around the world. Additionally, GW believes that MS spasticity represents an attractive indication for Sativex in the U.S. and is now advancing plans to conduct a U.S. Phase 3 clinical trial in this indication.

Beyond Sativex, GW is advancing an orphan drug program in the field of childhood epilepsy with a particular focus on Epidiolex®, a liquid formulation of pure plant-derived Cannabidiol (CBD) which has received Fast Track Designation from the FDA for Dravet syndrome as well as Orphan Drug Designations from the FDA in both the treatment of Dravet syndrome and Lennox-Gastaut syndrome (LGS), each of which represent severe, drug-resistant orphan epilepsy syndromes. GW has opened an Investigational New Drug Application (IND) with FDA and expects to commence a Phase 2/3 study of patients with Dravet syndrome in the second half of 2014.

In addition, GW’s cannabinoid platform offers a deep pipeline of additional product candidates including distinct clinical-stage candidates targeting ulcerative colitis, type-2 diabetes, schizophrenia, and glioma (orphan indication). .

U.S. Follow-on Offering

In June 2014, GW successfully completed a U.S. follow-on offering on the NASDAQ Global Market issuing a total of 1,455,000 American Depositary Shares (“ADSs”) at a price of $86.83 per ADS. Total net proceeds after expenses were approximately $118 million (£69.5 million). The funds raised in this offering are primarily intended to fund pre-launch activities for Epidiolex in the United States, the expansion of Epidiolex growing and manufacturing capability and build-up of inventory in preparation for launch of Epidiolex, if approved. GW also expects to use the funds toward the advancement of other early stage pipeline opportunities, with a particular focus on orphan diseases. In addition to the primary ADSs issued by the company, the offering included 500,000 ADSs sold by certain selling shareholders.

Epilepsy Drug Development Programs

GW is developing Epidiolex, a liquid formulation of a pure plant-derived CBD, as a treatment for severe, drug-resistant childhood epilepsy. GW has conducted extensive pre-clinical research of CBD in epilepsy and has reported significant anti-epileptiform and anticonvulsant activity using a variety of in vitro and in vivo models. This research has shown the ability of CBD to treat seizures in acute animal models of epilepsy with significantly fewer side effects than existing anti-epileptic drugs. GW is also developing GWP42006, which features the non-psychoactive cannabinoid cannabidivarin (CBDV). CBDV has similarly shown highly promising results in pre-clinical models of epilepsy. Combined, these two epilepsy programs represent important product candidates within GW’s epilepsy franchise that have the potential to yield a variety of individual orphan indications providing GW with significant new market opportunities. These development programs are funded completely by GW and GW retains all rights to commercialize any and all products that evolve from these programs.

The rapid progress of GW’s Epidiolex development and regulatory activities derive from GW’s 15 years’ experience in manufacturing and conducting research into CBD. GW has extensive proprietary pre-clinical pharmacology and toxicology data, as well as a substantial clinical safety database, all of which have been important data requirements in order to advance both the FDA-authorized expanded access INDs as well as the first commercial IND.

Company-Sponsored Development Programs

GW’s initial focus is on conducting formal development programs for Epidiolex in the treatment of both Dravet syndrome and LGS. The Company has received from the FDA Orphan Drug Designations for Epidiolex for both Dravet syndrome and LGS, as well as Fast Track Designation for Dravet syndrome.

GW held a pre-IND meeting with the FDA in February 2014 to discuss the investigational plan for Epidiolex in Dravet syndrome, following which the Company opened a commercial IND in May 2014. The protocol for the first Phase 2/3 Dravet syndrome clinical trial is now finalized, sites have been selected, and the trial is on track to commence in the second half of 2014. An additional Phase 3 Dravet syndrome clinical trial is expected to commence in early 2015.

The first Phase 2/3 trial is designed as a two-part randomized double-blind, placebo-controlled parallel group dose escalation, safety, tolerability, pharmacokinetic and efficacy trial of single and multiple doses of Epidiolex to treat Dravet syndrome in children who are being treated with other anti-epileptic drugs. Part one comprises the pharmacokinetic and dose-finding elements of the trial in a total of 30 patients over a 3 week treatment period. Part two is a placebo-controlled safety and efficacy evaluation of Epidiolex over a 3 month treatment period in a total of 80 patients.

In addition to Dravet syndrome, in March 2014, GW received Orphan Drug Designation from the FDA for Epidiolex for the treatment of LGS. GW has received written responses from the FDA to a pre-IND meeting request, and clinical trial protocols are now being finalized. GW expects to commence two Phase 3 trials in LGS in the first quarter of 2015.

Expanded Access IND Program

In parallel with GW’s commercial clinical trials program, the FDA has been receiving and approving INDs from independent investigators in the U.S. to allow treatment to commence with Epidiolex in children with a range of epilepsy syndromes. To date, FDA has approved treatment under Expanded Access INDs for approximately 395 children at approximately 17 U.S. hospital sites. The patients in these INDs suffer not only from Dravet syndrome and LGS, but also from other pediatric epilepsy syndromes. To date, six hospital sites have cleared all necessary DEA licensing, and have started enrolling patients. To date, a total of approximately 100 patients have commenced treatment with Epidiolex, an increase from 60 patients reported in May 2014. The timing of commencement of treatment at FDA-approved sites is dependent on receipt of necessary controlled drug licences from the Drug Enforcement Administration (DEA), a process which can take several months.

In total, there are 25 INDs open with the FDA. This includes 6 individual emergency treatment INDs. In such cases, GW has responded to, and the FDA has approved, emergency treatment requests from physicians in respect of 6 children hospitalized as a result of severe and potentially life-threatening seizures. So far as GW is aware, all 6 children remain on Epidiolex treatment.

In addition to Company and physician-led activities, two U.S. state governments (Georgia and New York) have publicly announced interest in collaborating with GW on separate state-based clinical trials in epilepsy. These discussions are progressing.

Expanded Access Program Initial Data

In June 2014, twelve week treatment data on 27 patients as well as safety data from an additional 35 patients from these INDs were made available to GW from the physicians conducting these studies. These INDs contain no control or comparator group for reference and these patient data are not designed to be aggregated or reported as study results, hence the data reported may not be indicative of results from, or duplicated in, placebo-controlled company-sponsored clinical trials.

Treatment effect data on the 27 patients was assessed in a manner consistent with the FDA’s recommended endpoint for evaluating efficacy in epilepsy trials, which compares the percent change in the average four week seizure frequency throughout the 12 week treatment period to seizure frequency during a four week baseline period. Patients comprise a broad range of treatment-resistant epilepsies with convulsive and/or non-convulsive seizures. The average age was 10.5 years and 26 of the 27 patients were between three to 18 years of age and one patient was 26 years of age. In all cases, Epidiolex was added to current anti-epileptic drugs (AEDs). On average, patients were taking 2.7 other AEDs.

The following changes in seizure frequency (convulsive and non-convulsive seizures) were reported:

•	Mean overall reduction in seizure frequency compared to baseline seizure frequency was 44% and the median overall reduction in seizure frequency compared to baseline seizure frequency was 42%;
•	48% of all patients obtained at least a 50% reduction in seizure frequency as compared to baseline seizure frequency;
•	41% of all patients obtained at least a 70% reduction in seizure frequency as compared to baseline seizure frequency;
•	22% of all patients obtained at least a 90% reduction in seizure frequency as compared to baseline seizure frequency;
•	During the last 4 weeks of treatment (weeks 8 to 12), 15% of all patients were seizure-free.

Of the 27 patients, the largest single type of epilepsy was Dravet syndrome (n=9). For the patients with Dravet syndrome, the following changes in convulsive seizure frequency, the only types of seizures considered by the FDA in assessing primary efficacy for Dravet syndrome trials, were reported:

•	Mean reduction in seizure frequency as compared to baseline seizure frequency was 52% and median reduction in seizure frequency compared to baseline seizure frequency was 63%;
•	56% of Dravet syndrome patients obtained at least a 50% reduction in seizure frequency as compared to baseline seizure frequency;
•	44% of Dravet syndrome patients obtained at least a 70% reduction in seizure frequency as compared to baseline seizure frequency;
•	33% of Dravet syndrome patients obtained at least a 90% reduction in seizure frequency as compared to baseline seizure frequency;
•	During the last 4 weeks of treatment (weeks 8 to 12), 33% of Dravet patients were seizure-free.

In addition to data on clinical effect, safety data was presented on a total of 62 patients (27 patients with 12 weeks of treatment with Epidiolex as well as 35 additional patients who have commenced treatment with Epidiolex but have yet to reach 12 weeks of treatment). In total, this patient group represents approximately 120 patient-months of treatment with Epidiolex. At least one adverse event was reported in 81% of patients. The most common adverse events (occurring in 10% or more patients and resulting from all causes) were: somnolence (40% of patients), fatigue (26% of patients), diarrhea (16% of patients), decreased appetite (11% of patients) and increased appetite (10% of patients). Of the reported adverse events, 80% were mild or moderate. In this data-set, there were no withdrawals from treatment due to adverse events, although there was one withdrawal due to lack of clinical effect and an additional two patients were being gradually withdrawn from treatment after 12 weeks due to lack of clinical effect. Serious adverse events were reported in seven patients, including death of a patient from SUDEP (sudden unexpected death in epilepsy). None of these serious adverse events, including the one reported death, were deemed related to Epidiolex by the independent investigators. In some instances, the addition of Epidiolex may be associated with changes in serum concentrations of concomitant AEDs.

Following this initial disclosure, GW expects additional data on these patients as well as data on additional IND patients to follow during the second half of 2014 and beyond, and will periodically provide status updates through public disclosure.

CBDV Development Program

In addition to Epidiolex, GW has completed a Phase 1 trial in 66 healthy subjects of epilepsy product candidate GWP42006 (CBDV). In this trial CBDV was well tolerated even at the highest tested dose. There were no serious or severe adverse events, nor any withdrawals due to adverse events. GW expects to commence a Phase 2 trial of CBDV in patients with epilepsy around the end of 2014, or early 2015.

In March 2014, the Intellectual Property Office in the United Kingdom granted a patent for the use of CBDV in the treatment of epilepsy (patent number GB2479153B) which covers the use of CBDV alone or in combination with standard anti-epileptic drugs or in combination with other cannabinoids, and provides an exclusivity period until 30 March 2030. This same patent is currently in prosecution with the United States Patent and Trademark Office.

Sativex in Cancer Pain

Sativex is an oromucosal spray consisting of a formulated extract of the cannabis sativa plant that contains the principal cannabinoids delta-9-tetrahydrocannabinol, or THC, and CBD. GW is currently evaluating Sativex in a Phase 3 program to treat persistent pain in people with advanced cancer who experience inadequate pain relief from optimized chronic opioid therapy, the current standard of care.

Pain is uncontrolled with opioid treatments in approximately 20% of patients with advanced cancer, or 420,000 people in the U.S. There are currently no approved non-opioid treatments for patients who do not respond to, or experience negative side effects with, opioid medications. GW believes that Sativex has the potential to address a significant unmet need in this large market by treating patients with a product that employs a differentiated non-opioid mechanism of action, and offers the prospect of pain relief without increasing opioid-related adverse side effects.

This program represents the lead target indication for Sativex in the U.S. and is being conducted under an IND consisting of three Phase 3 clinical trials, the first two of which are expected to enrol 760 patients in total and are intended to support the submission of an NDA with the FDA and in other markets around the world. Consistent with previous guidance, GW anticipates that initial results from at least one of the Phase 3 trials will be available around the end of 2014 with top-line results from the second Phase 3 trial following shortly thereafter.

In April 2014, Sativex received Fast Track designation by the FDA. The FDA's Fast Track program is designed to facilitate the development of drugs that have demonstrated potential to treat diseases that are serious, life threatening, and for which there is an unmet medical need. Fast Track provides a number of benefits, including the ability to meet and communicate more frequently with the FDA to discuss drug development plans, as well as eligibility for accelerated approval.

The costs of the Phase 3 cancer pain program are fully funded by Otsuka Pharmaceutical Co. Ltd (Otsuka), who hold exclusive rights to commercialize Sativex in the U.S.

Sativex in Multiple Sclerosis (MS)

MS affects 1.3 million people worldwide, of which up to 80% suffer from spasticity, a symptom of MS characterized by muscle stiffness and uncontrollable spasms. There is no cure for such spasticity and it is widely recognized that pre-Sativex available oral treatments afford only partial relief and have unpleasant side effects.

Sativex is currently approved as a treatment for MS spasticity in 26 countries and is currently commercially available for the treatment of MS spasticity in 14 countries outside the United States. GW has also received regulatory approval for Sativex for MS spasticity in 12 additional countries, and the Company anticipates commercial launches in several of these countries in the next 12 months.

GW believes that MS spasticity represents an attractive indication for Sativex in the U.S. and has opened a Phase 3 IND with the FDA to conduct a pivotal Phase 3 trial to evaluate Sativex for the treatment of MS spasticity. GW has submitted a request to the FDA for Special Protocol Assessment (“SPA”) for the proposed U.S. Phase 3 trial and this process is ongoing. Subject to successful completion of this process, the trial is expected to commence in early 2015.

Other Cannabinoid Platform Pipeline Programs

Ulcerative Colitis

Ulcerative colitis, or UC, is a chronic, relapsing inflammatory disease affecting the colon which can cause pain, urgent diarrhea, severe tiredness and loss of weight. In addition, patients with chronic intestinal inflammation have an increased risk of developing bowel cancers. According to the Crohn’s & Colitis Foundation of America, UC may affect as many as 700,000 Americans. The four major classes of medication used today to treat ulcerative colitis are aminosalicylates (5-ASA), steroids, immune modifiers and antibiotics.

GW has now completed recruitment into a 10-week randomized, double-blind, placebo controlled Phase 2a study of GWP42003 extract, which features CBD as the primary cannabinoid and which also contains other cannabinoid and non-cannabinoid components, in the treatment of ulcerative colitis in patients refractory to 5-ASA. This study follows pre-clinical research that has shown GWP42003 to have anti-inflammatory properties in a number of accepted animal models of inflammation, notably of the gut and the joints. The primary endpoint of this study is the percentage of participants achieving remission quantified by the MAYO score. This study will also determine whether GWP42003 has a positive benefit for subjects on symptom control, as well as other related secondary measures. Data from this 60 patient study is expected in the second half of 2014.

Type-2 Diabetes

In March 2014, GW commenced a 12-week randomized, double blind, placebo controlled Phase 2b study of GWP42004 to treat type-2 diabetes. GWP42004 is an orally administered product which features plant-derived tetrahydrocannabivarin (THCV) as its active ingredient. THCV is distinct from THC and does not share its intoxicating psychoactive effects. The primary objective of this study is to compare the change in glycemic control in participants with type-2 diabetes when treated with one of three doses of GWP42004, or placebo as add-on therapy, to metformin with the primary endpoint being change from baseline to the end of treatment in mean glycosylated haemoglobin A1c (HbA1c) level. The safety and tolerability of GWP42004 compared with placebo will also be assessed. This study is expected to enroll approximately 200 patients with an estimated completion date of the second half of 2015.

This study follows positive findings reported in November 2012 from a Phase 2a exploratory study, showing evidence of anti-diabetic effects and supporting advancement of GWP42004 into further clinical development. These findings were consistent with pre-clinical data demonstrating that GWP42004 protects the insulin-producing cells of the pancreatic islets, a highly desirable feature of a new anti-diabetic medicine, increases insulin sensitivity, and reduces fasting plasma glucose levels.

GW believes that if the Phase 2b study confirms the Phase 2a findings, GWP42004 would have the potential to offer a novel orally-administered treatment option in this large potential market.

Schizophrenia

In March 2014, GW commenced a Phase 2a trial using GWP42003 to treat schizophrenia, featuring purified CBD as its active ingredient. The primary objective of this study is to compare the change in symptom severity in patients with schizophrenia or related psychotic disorder when treated with GWP42003 or placebo, added to first-line anti-psychotic therapy over a period of six weeks as change from baseline to the end of treatment using the Positive and Negative Symptom Scale (PANSS) total score. Secondary objectives are to evaluate the effect of GWP42003 on quality of life and cognition and to assess the safety and tolerability of GWP42003. This study is expected to enroll approximately 80 patients with an estimated completion date of the second half of 2015.

GWP42003 has shown notable anti-psychotic effects in accepted pre-clinical models of schizophrenia and importantly has also demonstrated the ability to reduce the characteristic movement disorders induced by currently available anti-psychotic agents. The mechanism of GWP42003 does not appear to rely on the D2 receptor augmentation of standard antipsychotics and therefore has the potential to offer a novel treatment option in this therapeutic area.

Orphan Program in Glioma

GW is testing its product candidate GWP42002:GWP42003 in the treatment of recurrent glioblastoma multiforme, or GBM, a particularly aggressive brain tumor which is considered a rare disease by the FDA and the European Medicines Agency. In pre-clinical models, GW has shown cannabinoids to be orally active in the treatment of gliomas and have shown tumor response to be positively associated with tissue levels of cannabinoids. GW commenced an early proof of concept Phase 1b/2a clinical trial in 20 patients with recurrent GBM with initial safety data expected in 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial information contained herein. GW presents its condensed consolidated financial information in pounds sterling.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 30 June 2014 and in the Condensed Consolidated Income Statement, Condensed Consolidated Statement of Changes in Equity and Condensed Consolidated Cash Flow Statement for the 3 and 9 months ended 30 June 2014 have been translated into U.S dollars at the rate on 30 June 2014 of $1.7105 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Results of Operations:

Comparison of three month periods ended 30 June 2014 and 30 June 2013:

Revenue

Total revenue for the three months ended 30 June 2014 was £7.6 million, an increase of £0.3 million compared to the £7.3 million recorded for three months ended 30 June 2013. This net increase reflects:

-	£0.7 million increase in Sativex product sales revenues to £1.3 million for the three months ended 30 June 2014 compared to £0.5 million for the three months ended 30 June 2013. This reflects an increase in shipments of Sativex to our commercial partners.

-	£0.1 million decrease in research and development fees to £6.0 million for the three months ended 30 June 2014 from £6.1 million for the three months ended 30 June 2013. This decrease reflects the end of the Otsuka-funded early-stage pipeline research collaboration on 30 June 2013.

-	£0.3 million decrease in milestone income to nil for the three months ended 30 June 2014 from £0.3 million for the three months ended 30 June 2013. This decrease reflects the fact that the prior period included a £0.3 million Italian commercial pricing approval milestone from Almirall.

Sativex in-market sales volumes sold by GW’s commercial partners for the three months ended 30 June 2014 were 70% higher than in the three months ended 30 June 2013.

Cost of sales

Cost of sales for the three months ended 30 June 2014 was £0.6 million, an increase of £0.3 million, compared to £0.3 million for the three months ended 30 June 2013. This increase reflects the increased volume of Sativex product shipped to partners in the period ended 30 June 2014.

Research and development expenditure

Total research and development expenditure for the three months ended 30 June 2014 was £10.2 million compared to £8.4 million for the three months ended 30 June 2013. The £1.8 million increase resulted from a £1.9 million increase in GW-funded R&D and a £0.1 million decrease in partner-funded research and development, linked to the Otsuka funded Phase 3 cancer pain clinical programme.

GW-funded research and development expenditure for the three months ended 30 June 2014 was £4.2 million, an increase of £1.9 million from £2.3 million for the three months ended 30 June 2013. This reflects the planned use of proceeds following US equity offerings in 2013 and 2014 in the development of Epidiolex, CBDV and other pipeline candidates. The increase was principally linked to:

•	£0.9 million increase in staff and employee-related expenses relating to increased headcount and operations for GW-funded activities, as well as the provision for payroll taxes on unrealized staff share option gains and share-based payment charges.
•	£0.4 million increase in preclinical activities and intellectual property costs.
•	£0.3 million increase in R&D consumables.
•	£0.3 million increase in growing costs driven by growing of an increased volume of raw materials for the Epidiolex program.

Management and administrative expenses

Management and administrative expenses for the three months ended 30 June 2014 was £4.1 million, an increase of £3.2 million from the £0.9 million for the three months ended 30 June 2013. This increase includes:

•	£1.8 million unrealized loss on foreign exchange primarily resulting from the re-translation of our dollar denominated cash deposits to pounds sterling (£111.6 million equivalent at 30 June 2014).
•	£1.2 million in respect of employee-related expenses, comprising a £0.5 million increase in the charge in respect of the provision for payroll taxes on unrealized staff share option gains, a £0.4 million increase in payroll costs and a £0.3 million increase in payroll taxes on realized staff share option gains.
•	£0.2 million in respect of increased costs associated with operating as a US-listed company.

Taxation

The tax credit was £0.4 million for the three months ended 30 June 2014, an increase of £0.1 million from £0.3 million recorded in the three months ended 30 June 2013. The current period reflects an accrual of a £0.7 million research and development tax credit claim that the Group expects to submit at year-end in respect of research and development expenditure incurred. This is offset by a £0.3 million reduction to the deferred tax asset held by the Group’s commercial subsidiary, GW Pharma Limited, as the company utilizes brought forward tax losses to offset against its current period profits.

Comparison of nine month periods ended 30 June 2014 and 30 June 2013:

Revenue

Total revenue for the nine months to 30 June 2014 was £22.6 million, compared to £20.2 million for the nine months ended 30 June 2013. This net increase reflects:

-	£2.3 million increase in Sativex product sales revenues to £3.4 million for the nine months ended 30 June 2014 compared to £1.1 million for the nine months ended 30 June 2014.

-	£0.4 million increase in research and development fees to £18.2 million for the nine months ended 30 June 2014 from £17.8 million for the nine months ended 30 June 2013.

-	£0.3 million decrease in milestone income, reflecting the fact that the period to 30 June 2013 included a £0.3 million Italian commercial pricing approval milestone from Almirall.

-	No change in license, collaboration and technical access fees - with £1.0 million being recorded for each of the nine month periods ended 30 June 2014 and 30 June 2013.

The increase in GW’s Sativex product sales revenue for the nine months ended 30 June 2014 compared to the nine months ended 30 June 2013 was driven by a 77% increase in volume of Sativex inventory shipped to GW’s commercial partners. This increase was driven by significant increases in shipments to Germany compared to the comparative period and strong sales in Italy following the territory’s launch in the second half of the year ended 30 September 2013.

Sativex in-market sales volumes sold by GW's commercial partners for the nine months ended 30 June 2014 were 50% higher than in the nine months ended 30 June 2013.

Sativex product sales revenue in the nine months ended 30 June 2013 was negatively impacted by the German National Association of Statutory Health Insurance Funds decision to impose a price reduction on Sativex sales in Germany effective for sales from 1 July 2012. Consequently, an additional £0.7 million rebate provision was recognized in the nine months ended 30 June 2013, of which £0.6 million related to sales recognized in the year ended 30 September 2012.

Research and development fees charged to Otsuka for the nine months to 30 June 2014 were £18.2 million, compared to £17.8 million for the nine months ended 30 June 2013. The increased research and development fees reflect increased research and development expenditure which has been recharged to Otsuka, further details of which are given in the expenditure section below.

Cost of sales

Cost of sales for the nine months ended 30 June 2014 was £1.6 million, an increase of £0.7 million compared to £0.9 million for the nine months ended 30 June 2013. The £0.7 million increase reflects the increased volume of Sativex inventory shipped to partners in the nine months ended 30 June 2014.

Research and development expenditure

Total research and development expenditure for the nine months ended 30 June 2014 was £31.2 million, an increase of £7.7 million compared to £23.5 million for the nine months ended 30 June 2013. The £7.7 million increase resulted from a £0.4 million increase in partner-funded research and development, linked to the Otsuka-funded Phase 3 cancer pain clinical programme, and a £7.3 million increase to GW-funded R&D. This reflects the planned use of proceeds arising from US equity offerings in 2013 and 2014 in the development of Epidiolex, CBDV, and other pipeline candidates. The increase was principally linked to:

•	£2.1 million increase in staff and employee-related expenses relating to increased headcount and operations for GW-funded activities.
•	£1.7 million movement on provision for payroll taxes on unrealized staff share option gains and share-based payment charges.
•	£1.6 million increase in epilepsy and other GW-funded clinical program costs – reflecting the recent successful completion of the CBDV Phase 1 study plus the costs of providing regulatory support and Epidiolex under FDA-approved expanded access INDs.
•	£0.8 million increase in preclinical activities.
•	£0.8 million increase in growing costs driven by growing of an increased volume of raw materials for the Epidiolex program.
•	£0.3 million increase in patent and intellectual property costs.

Management and administrative expenses

Management and administrative expenses for the nine months ended 30 June 2014 was £7.7 million, an increase of £4.9 million compared to the £2.8 million incurred in the nine months ended 30 June 2013. The £4.9 million increase includes:

•	£2.6 million in respect of employee-related expenses, comprising a £1.4 million increase in the charge in respect of the provision for payroll taxes on unrealized staff share option gains, a £0.8 million increase in payroll costs and a £0.4 million increase in payroll taxes on realized staff share option gains.
•	£2.3 million unrealized loss on foreign exchange resulting from the re-translation of our dollar denominated cash deposits to pounds sterling (£111.6 million equivalent at 30 June 2014). GW expects to continue to hold a substantial proportion of its cash deposits in U.S. dollars to match future research and development expenditure in the U.S. and, as a result of changes to the U.S. dollar to GBP sterling exchange rate, can expect to incur future foreign exchange gains and losses upon re-translation of these deposits to pounds sterling at closing rates on each balance sheet date.

Taxation

The tax credit was £3.0 million for the nine months ended 30 June 2014, a decrease of £2.1 million compared to a £5.1 million credit recorded in the nine months ended 30 June 2013.

In the nine months ended 30 June 2014, GW recorded a tax credit of £3.0 million due to: (i) the recognition of an accrued £3.1 million research and development tax credit expected to be claimable at year end by GW Research Limited in respect of the research and development expenditure incurred in the nine months ended 30 June 2014; (ii) the recognition of an additional £0.3 million of research and development tax credits in respect of the year ended 30 September 2013 in its principal research subsidiary, GW Research Limited, following the submission of the tax returns for that period; (iii) the recognition of an additional £0.3 million deferred tax asset in respect of cumulative trading losses which GW intends to utilize to offset future trading profits by GW Pharma Limited, the Group’s principal commercial trading subsidiary, during the period and (iv) recording of £0.7 million of deferred tax expense in recognition of the fact that some of these losses will be utilized on profits earned in the period by GW Pharma Limited.

In the nine months ended 30 June 2013, GW reached an agreement with the U.K. tax authority, HM Revenue & Customs, or HMRC, regarding the tax computations GW submitted for the year ended 30 September 2012. The total tax credit for the prior period of £5.1 million was made up of: (i) the recognition of a £2.0 million research and development tax credit by GW Research Limited; (ii) the recognition of an additional £1.9 million of research and development tax credits in respect of the year ended 30 September 2012 by GW Research Limited and (iii) the recognition of a net £1.2 million deferred tax asset in respect of cumulative trading losses of GW Pharma Limited.

Liquidity and Capital Resources

Cash Flow

Net cash used by operations for the nine months ended 30 June 2014 of £7.4 million was £2.6 million higher than the £4.8 million used by operations in the nine months ended 30 June 2013, principally reflecting the increase in investment in Epidiolex and other GW-funded research and development.

£3.2 million of research and development tax credits were received in the nine months ended 30 June 2014 compared to the £2.8 million received during the nine months ended 30 June 2013. Further details of research and development tax credit claims are given in the taxation section above.

Capital expenditure for the nine months ended 30 June 2014 of £4.8 million, consisting primarily of upgrades to Sativex and Epidiolex manufacturing facilities, was £3.0 million higher than the £1.8 million for the nine months ended 30 June 2013.

Net cash flow from financing activities increased by £124.9 million to a £143.3 million inflow in the nine months ended 30 June 2014 compared to a £18.4 million inflow for the nine months ended 30 June 2013. This increase reflects the net proceeds of £69.5 million received from the follow-on offering in June 2014, £56.8 million received from the follow-on offering in January 2014, £7.0 million advanced funding from the Group’s landlord to fund the expansion and upgrades to manufacturing facilities, £5.3 million of proceeds from the exercise warrants held by Great Point Partners and proceeds on exercise of share options of £4.7 million.

The above cash flows resulted in net cash inflow for the nine months ended 30 June 2014 of £130.2 million compared to a net cash inflow of £14.2 million for the nine months ended 30 June 2013.

As at 30 June 2014, GW had a closing cash position of £168.3 million compared to £38.1 million as at 30 September 2013.

Property, plant and equipment

Property, plant and equipment at 30 June 2014 increased by £3.8 million to £9.3 million from £5.5 million at 30 September 2013. This increase reflects the upgrade and expansion of new manufacturing facilities for Sativex and Epidiolex.

Inventories

Inventories at 30 June 2014 remained consistent at £4.7 million compared with 30 September 2013. Inventories consist of finished goods, consumable items and work in progress and are stated net of a £0.6 million realisable value provision (30 September 2013: £1.6 million). During the nine months ended 30 June 2014, the provision for inventories reduced by (i) £0.4 million as a result of having utilised some of the Group’s surplus inventory to manufacture Sativex in the period and (ii) £0.6 million due to the write off of raw materials and the transfer of work-in-progress materials to R&D programs. All of this material was fully provided for at 30 September 2013.

Trade receivables and other receivables

Trade receivables and other receivables at 30 June 2014 increased by £2.9 million to £4.6 million from £1.7 million at 30 September 2013. This increase primarily reflects invoices to the Group’s landlord to fund the expansion and upgrades of manufacturing facilities as well as invoices for Sativex shipments in June 2014.

Trade and other payables

Current trade and other payables at 30 June 2014 increased by £6.1 million to £15.5 million from £9.4 million at 30 September 2013. This increase reflects a £2.8 million increase in payroll taxes payable resulting from realized staff share option gains, a £2.1 million increase in the provision for payroll taxes on unrealized staff share option gains and £1.2 million of proceeds of share option exercises due to employees.

Non-current trade and other payables at 30 June 2014 increased by £7.0 million from £nil at 30 September 2013. This increase reflects recognition of the liability to repay the advance funding received from the Group's landlord to fund the expansion and upgrades to manufacturing facilities. This is expected to be repaid in the form of lease rentals commencing upon the completion of construction, expected in 2015, over a 15 year term.

Headcount

Average headcount for the nine months ended 30 June 2014 was 214 compared to 190 for the nine months ended 30 June 2013.

Guidance

GW expects strong double digit Sativex sales revenue growth in 2014, driven by growth of in-market sales volumes by commercial partners.

Having successfully raised funds to enable us to prosecute our Epidiolex and other pipeline programs we expect that GW-funded R&D will continue to increase in the final quarter of this year. GW expects a core operating cash outflow for 2014, including capital expenditure, of approximately £24 million ($41 million). This would result in a year end closing cash position of £150-155 million ($257-265 million).

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 26 countries outside the United States. Sativex is also in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer. This Phase 3 program has received Fast Track Designation from the U.S. Food and Drug Administration (FDA) and is intended to support the submission of a New Drug Application for Sativex in cancer pain with the FDA and in other markets around the world. GW has a deep pipeline of additional cannabinoid product candidates, including Epidiolex® in the treatment of childhood epilepsy, which has received Fast Track Designation from the FDA for Dravet syndrome as well as Orphan Drug Designations from the FDA in both the treatment of Dravet syndrome and Lennox-Gastaut syndrome. GW’s product pipeline also includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release contains forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the relevance of GW products commercially available and in development, the clinical benefits of Sativex® and Epidiolex® and the safety profile and commercial potential of Sativex and Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

GW Pharmaceuticals plc

Condensed consolidated income statements

Condensed consolidated income statement for the three months ended 30 June 2014

		Three months ended	Three months ended	Three months ended
		30 June	30 June	30 June
	Notes	2014	2014	2013
		$000’s	£000’s	£000’s
Revenue	2	13,019	7,611	7,258
Cost of sales		(1,098)	(642)	(267)
Research and development expenditure	3	(17,394)	(10,169)	(8,434)
Management and administrative expenses		(7,032)	(4,111)	(869)

Operating loss		(12,505)	(7,311)	(2,312)
Interest income		41	24	29
Interest payable		(34)	(20)	(45)

Loss before tax		(12,498)	(7,307)	(2,328)
Tax		648	379	300

Loss for the period		(11,850)	(6,928)	(2,028)

Loss per share
– basic	4	(5.5c )	(3.2p )	(1.3p )
– diluted	4	(5.5c )	(3.2p )	(1.3p )

Condensed consolidated income statement for the nine months ended 30 June 2014

		Nine months ended	Nine months ended	Nine months ended
		30 June	30 June	30 June
	Notes	2014	2014	2013
		$000’s	£000’s	£000’s
Revenue	2	38,702	22,626	20,173
Cost of sales		(2,805)	(1,640)	(925)
Research and development expenditure	3	(53,380)	(31,207)	(23,534)
Management and administrative expenses		(13,198)	(7,716)	(2,750)

Operating loss		(30,681)	(17,937)	(7,036)
Interest income		137	80	111
Interest payable		(101)	(59)	(45)

Loss before tax		(30,645)	(17,916)	(6,970)
Tax		5,089	2,975	5,071

Loss for the period		(25,556)	(14,941)	(1,899)

Loss per share
– basic	4	(12.7c )	(7.4p )	(1.3p )
– diluted	4	(12.7c )	(7.4p )	(1.3p )

All activities relate to continuing operations.

The Group has no recognised gains or losses other than the losses above and therefore no separate consolidated statement of comprehensive income has been presented.

GW Pharmaceuticals plc

Condensed consolidated statements of changes in equity

Nine months ended 30 June 2014

	Called-up	Share
	share	premium	Other	Accumulated
	capital	account	reserves	deficit	Total
	£000’s	£000’s	£000’s	£000’s	£000’s
Balance at 1 October 2012	133	65,947	20,184	(65,032)	21,232
Issue of share capital	45	19,567	-	-	19,612
Expense of new equity issue	-	(1,759)	-	-	(1,759)
Share-based payment transactions	-	-	-	573	573
Loss for the period	-	-	-	(1,899)	(1,899)

Balance at 30 June 2013	178	83,755	20,184	(66,358)	37,759

Balance at 1 October 2013	178	84,005	20,184	(68,965)	35,402
Issue of share capital (note 5)	51	127,316	-	-	127,367
Expense of new equity issue	-	(1,060)	-	-	(1,060)
Exercise of share options	4	4,788	-	-	4,792
Exercise of warrants	3	922	(922)	5,284	5,287
Share-based payment transactions	-	-	-	927	927
Loss for the period	-	-	-	(14,941)	(14,941)

Balance at 30 June 2014	236	215,971	19,262	(77,695)	157,774

GW Pharmaceuticals plc

Condensed consolidated balance sheets

As at 30 June 2014

	As at 30 June	As at 30 June	As at 30 September
	2014	2014	2013
	$000’s	£000’s	£000’s
Non-current assets
Intangible assets – goodwill	8,912	5,210	5,210
Property, plant and equipment	15,855	9,269	5,476

	24,767	14,479	10,686

Current assets
Inventories	8,017	4,687	4,661
Deferred tax asset	855	500	895
Taxation recoverable	5,284	3,089	2,900
Trade receivables and other assets	7,875	4,604	1,733
Cash and cash equivalents	287,822	168,268	38,069

	309,853	181,148	48,258

Total assets	334,620	195,627	58,944

Current liabilities
Trade and other payables	(26,496)	(15,490)	(9,440)
Obligations under finance leases	(193)	(113)	(100)
Deferred revenue	(9,064)	(5,299)	(3,181)

	(35,753)	(20,902)	(12,721)

Non-current liabilities
Obligations under finance leases	(3,111)	(1,819)	(1,905)
Trade and other payables	(11,974)	(7,000)	-
Deferred revenue	(13,910)	(8,132)	(8,916)

Total liabilities	(64,748)	(37,853)	(23,542)

Net assets	269,872	157,774	35,402

Equity
Share capital	403	236	178
Share premium account	369,418	215,971	84,005
Other reserves	32,948	19,262	20,184
Accumulated deficit	(132,897)	(77,695)	(68,965)

Total equity	269,872	157,774	35,402

GW Pharmaceuticals plc

Condensed consolidated cash flow statements

For the nine months ended 30 June 2014

	Nine months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June
	2014	2014	2013
	$000’s	£000’s	£000’s
Loss for the period	(25,557)	(14,941)	(1,899)
Adjustments for:
Interest income	(137)	(80)	(111)
Interest payable	101	59	45
Tax	(5,089)	(2,975)	(5,071)
Depreciation of property, plant and equipment	1,733	1,013	691
Net foreign exchanges losses	7,150	4,180	414
Decrease in provision for inventories	(645)	(377)	(411)
Share-based payment charge	1,586	927	573

	(20,858)	(12,194)	(5,769)
Increase/(decrease) in inventories	600	351	(524)
(Increase)/decrease in trade receivables and other assets	(4,938)	(2,887)	69
Increase in trade and other payables and deferred revenue	12,553	7,339	1,380

Cash used by operations	(12,643)	(7,391)	(4,844)
Research and development tax credits received	5,441	3,181	2,832

Net cash outflow from operating activities	(7,202)	(4,210)	(2,012)

Investing activities
Interest received	164	96	115
Purchases of property, plant and equipment	(8,144)	(4,761)	(1,816)

Net cash outflow from investing activities	(7,980)	(4,665)	(1,701)

Financing activities
Proceeds on exercise of share options	8,197	4,792	-
Proceeds of new equity issue	217,861	127,367	19,612
Expenses of new equity issue	(1,813)	(1,060)	(1,416)
Proceeds of warrant exercises	9,043	5,287	-
Interest paid	(101)	(59)	(45)
Proceeds from finance leases	-	-	225
Capital project funding from landlord	11,975	7,000	-
Capital element of finance leases	(125)	(73)	-

Net cash inflow from financing activities	245,037	143,254	18,376

Effect of foreign exchange rate changes on cash and cash equivalents	(7,150)	(4,180)	(415)

Net increase in cash and cash equivalents	222,705	130,199	14,248
Cash and cash equivalents at beginning of the period	65,117	38,069	29,335

Cash and cash equivalents at end of the period	287,822	168,268	43,583

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2014

1. Significant accounting policies

Basis of preparation

The annual financial statements of GW Pharmaceuticals plc and subsidiaries (“the Group”) are prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union and as issued by the International Accounting Standards Board (“IASB”) and were approved by the Board on 6 December 2013.

Whilst the financial information included in this quarterly press release has been prepared in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The accounting policies applied in preparing this financial information are consistent with the Group's financial statements for the year ended 30 September 2013. This quarterly financial information includes all adjustments, which are necessary to fairly state the results of the quarter. Quarter results are not necessarily indicative of results to be expected for the full year.

The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the condensed consolidated balance sheet as at 30 June 2014 and in the condensed consolidated income statement, and condensed consolidated cash flow statement for the 3 and 9 months ended 30 June 2014 have been translated into U.S dollars at the rate on 30 June 2014 of $1.7105 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

2. Revenue analysis

Analysis by type:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2014	2013	2014	2013

	£000’s	£000’s	£000’s	£000’s
Product sales	1,287	546	3,423	1,131
Research and development fees	5,982	6,138	18,190	17,821
Licence, collaboration and technical access fees	342	324	1,013	971
Development and approval milestone fees	-	250	-	250

Total revenue	7,611	7,258	22,626	20,173

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2014

2. Revenue analysis (continued)

Geographical analysis of turnover by destination of customer:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2014	2013	2014	2013

	£000’s	£000’s	£000’s	£000’s
UK	209	196	670	580
Europe (excluding UK)	1,185	882	3,038	1,179
United States	5,851	4,746	17,879	14,040
Canada	165	(28)	518	415
Asia	201	1,462	521	3,959

	7,611	7,258	22,626	20,173

3. Research and development expenditure

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2014	2013	2014	2013

	£000’s	£000’s	£000’s	£000’s
GW-funded research and development	4,187	2,296	13,017	5,713
Development partner-funded research and development	5,982	6,138	18,190	17,821

Total	10,169	8,434	31,207	23,534

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2014

4. Loss per share

The calculations of loss per share are based on the following results and numbers of shares.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2014	2013	2014	2013
	£000’s	£000’s	£000’s	£000’s

Loss for the period – basic and diluted	(6,928)	(2,028)	(14,941)	(1,899)

	Number of shares
	Three months ended		Three months ended		Nine months ended		Nine months ended
	30 June		30 June		30 June		30 June
	2014		2013		2014		2013
Weighted average number of ordinary shares	217.6		161.7		201.6		142.8
Less ESOP trust ordinary shares(1)	-		-		-		-
Weighted average number of ordinary shares for purposes of basic earnings per share	217.6		161.7		201.6		142.8
Effect of potentially dilutive shares arising from share options and warrants(2)	-		-		-		-
Weighted average number of ordinary shares for purposes of diluted earnings per share	217.6		161.7		201.6		142.8
Loss per share—basic	(3.2p	)	(1.3p	)	(7.4p	)	(1.3p	)
Loss per share—diluted	(3.2p	)	(1.3p	)	(7.4p	)	(1.3p	)

(1)	As at 30 June 2014, 34,706 ordinary shares were held in the ESOP trust. The financial effect is less than £0.1 million for each of the three and nine month periods ended 30 June 2014, and consequently these have not been presented above.
(2)	The Group incurred a loss in the three and nine months ended 30 June 2014, and the three and nine month period ended 30 June 2013. As a result, the inclusion of potentially dilutive share options and warrants in the diluted loss per share calculation for such periods would have an antidilutive effect on the loss per share computation. Therefore, the impact of 8.7 million and 9.3 million share options and dilutive warrants respectively have been excluded from the diluted loss per share calculation for the three and nine months ended 30 June 2014 respectively. The impact of 5.1 million and 5.2 million share options and dilutive warrants have been excluded from the diluted loss per share calculation for the three and nine months ended 30 June 2013 respectively.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2014

5. Equity fundraising

On 14 January 2014, the Company successfully completed an equity financing, issuing 33.7 million ordinary shares in the form of ADSs listed on the Nasdaq Global market, raising net proceeds after expenses of $94.1 million (£56.8 million). The proceeds are expected to be used primarily to advance the development of the Group’s epilepsy product candidates, to expand the manufacturing capability for these products and to fund the establishment of a U.S. staff presence to manage the epilepsy program.

On 25 June 2014, the Company successfully completed an equity financing, issuing 17.5 million ordinary shares in the form of ADSs listed on the Nasdaq Global market, raising net proceeds after expenses of $118 million (£69.5 million). In addition, exercise of options by selling shareholders generated exercise proceeds of $4.3 million (£2.5 million). The proceeds are expected to be used to fund pre-launch activities for Epidiolex in the United States, the expansion of Epidiolex growing and manufacturing capability and build-up of inventory in preparation for launch of Epidiolex, if approved, the advancement of other early stage pipeline opportunities, with a particular focus on orphan diseases, from our proprietary cannabinoid platform; and for other general corporate purposes.

6. Availability of information

A copy of this statement is available from the Company Secretary at Porton Down Science Park, Salisbury, Wiltshire, SP4 0JQ. Full details can also be found on the Group’s website at www.gwpharm.com.